

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3010</u>

December 4, 2009

Jeffrey H. Fisher
Chief Executive Officer
Chatham Lodging Trust
50 Cocoanut Row, Suite 200
Palm Beach, FL 33480

> **Re: Chatham Lodging Trust**
> **Registration Statement on Form S-11**
> **File No. 333-162889**
> **Filed November 4, 2009**

Dear Mr. Fisher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that your current disclosure indicates that you are registering a blind pool offering and that you have not provided the disclosures required by Industry Guide 5. We also note indications, orally provided, that you may reach agreements to acquire specific assets prior to the effectiveness of this registration statement. Please revise to include the necessary disclosure for any probable acquisitions and tell us why such arrangements are sufficient to preclude this from being considered a blind pool offering if you will omit Guide 5 disclosure. Please refer to Instructions 5 and 6 of Item 504 of Regulation S-K and Industry Guide 5. See also Securities Act Release 33-6900 regarding the application of Guide 5.

2.   We note that you are also conducting a private placement concurrently with the closing of this offering. Please provide us with a detailed legal analysis of whether the private offering should be integrated with the public offering. Please refer to Securities Act Release 33-8828 (August 3, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

5.   We note your disclosure on page 3 and elsewhere that you may consider investing in debt secured by hotel property if you believe you can foreclose on or acquire ownership of the underlying hotel property in the relative near term. Please provide the staff with a detailed analysis as to why your proposed business and investment strategy will not cause you, or any of your subsidiaries, to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Cover Page

6.   Please revise to ensure that the disclosure here will be limited to one page. Please refer to Item 501 of Regulation S-K.

7.   Please highlight your risk factor reference by prominent type as required by Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 1

8.   The disclosure here repeats, verbatim, the disclosure beginning on page 38. Please note that repetition does not enhance the information disclosed. As such, please revise this section to provide a brief summary of the important aspects of your business and this offering. Detailed information should be reserved for the subsequent sections of the prospectus.

9.   We note the various prior performance information appearing in your summary regarding Innkeepers. Inclusion of this information in the summary may give it

undue emphasis, considering that it does not describe your historical performance. Please revise your disclosure to remove this information from the prospectus summary.

10.   Please define the concept of "risk-adjusted returns."

Risk Factors, page 9

General

11.   Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk." Some of the current risk factor subcaptions do not adequately describe the risk to your business. Review and revise each risk factor, as applicable, to provide specific disclosure of how you, your business, financial condition and results of operation would be affected.

12.   Each risk factor should contain a single, discreet risk. We note that several of your risk factors present multiple risks. For example, see the risk factor "Future debt service obligations . . . ."

Operating our hotels under franchise agreements …, page 11

13.   Please revise this risk factor subheading to briefly explain how the use of franchise agreements could adversely affect your shareholder distributions.

Our ability to make distributions to our shareholders may be affected…., page 14

14.   We note the significant amount of detail in this risk factor. Please revise to provide brevity. To the extent that listed items represent separate risks, they should be identified in separate risk factors. Also, please note that several of the items discussed in this risk factor are discussed in your other risk factors as well. Please revise to limit the repetition.

Future terror events and threats…., page 17

15.   This risk factor addresses a risk that affects companies across industries and appears broad and generic. Please revise to clarify how this risk is specific to you.

The ability of our board of trustees to change our major corporate policies…., page 25

16.   Please revise to clarify if this risk applies to decisions to terminate your REIT qualification.

If we fail to implement and maintain an effective…., page 26

17.   This risk factor addresses a risk that affects companies across industries and appears broad and generic. Please revise to clarify how this risk is specific to you.

Use of Proceeds, page 30

18.   Please discuss how long you expect it to take to invest offering proceeds in a portfolio of hotel properties.

Distribution Policy, page 32

19.   If you are able to use borrowed funds, offering proceeds or proceeds from the sale of assets to pay distributions, please revise to disclose such possibilities here and in your use of proceeds section, as applicable. Please add a summary risk factor on pages 4 and 5 to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please also revise your risk factor disclosure in the risk factor section.

Business, page 38

20.   We note the disclosure on page 38 that Mr. Fisher delivered strong returns for Innkeepers' shareholders. Please revise to provide a quantifiable measure based on publically available information to substantiate your assertion of "strong returns."

21.   We also note the disclosure on page 42 that investments in Innkeepers' IPO generated 318% return. Please tell us why you believe this return measure is relevant to investors in you and describe your methodology for calculating this return in greater detail. Please also revise to clarify your basis for this disclosure.

22.   Please also explain how you have determined that the enterprise value for Innkeepers was $1.5 billion in 2007. Please balance your discussion of Innkeepers with any adverse business developments or conditions.

23.   Please describe what the FTSE NAREIT Equity Lodging/Resorts Index represents and why you believe the increase in that index is a relevant measure of comparison.

24.   Please revise your disclosure to clarify that the information about Innkeepers' historical performance is a reflection of the past performance of Innkeepers and is not a guarantee or prediction of the returns that you may achieve in the future.

25.   Please revise to clarify the measure used to determine if a property is priced "cyclically low" and if you will only target properties priced as such.

Our Strategy and Investment Criteria, page 43

26.   Please revise to clarify how you will determine the replacement cost of the properties you will acquire.

27.   Please revise to specifically discuss how you will manage your assets without actually managing the operations.

28.   It appears from your disclosure that you are will focus on currently operating properties. Please revise to clarify if you will obtain developmental or vacant properties.

29.   It appears that the arrangements with the entities managing your properties are integral to your ability to generate returns. Please revise to discuss the typical terms and arrangements that would govern your relationship with the management companies.

Management, page 45

30.   Please revise to explain your use of the term "third party hotels."

Compensation Discussion and Analysis, page 50

31.   Please revise to disclose the compensation that will be paid to the two named executive officers upon the completion of this offering and discuss the reasons for such amounts.

Investment Policies and Policies with Respect to Certain Activities, page 54

32.   You disclose that your investment policies may be amended or revised from time to time at the discretion of your board of trustees without a vote of your shareholders.   Please additionally disclose how and when you will disclose any changes to your investment policies to your shareholders. Please provide the same disclosure for changes to your financial policies.

Financing Policies, page 55

33.   Please include a statement, if true, that there are no limits on the amount of leverage that you may use.

Certain Relationships and Related Transactions, page 58

34.   Please revise to provide the expected terms of the management agreements you will enter into with IHM. Please include the form of or actual agreements as exhibits to the registration statement.

Exhibits

35.   We note the disclosure that Hunton & Williams will render opinions related to your REIT status and the legality of your shares. Because the opinions should be filed prior to effectiveness, please revise to reflect the receipt of the opinions. Also, please file your opinions with the next amendment or provide drafts for our review.

Item 33. Recent Sales of Unregistered Securities, page II-1

36.   You indicate that certain of your unregistered sales of securities were made based on a claim of exemption under Rule 506 of Regulation D, and we note that certain of the unregistered sales you disclose occurred after March 16, 2009. However, you do not appear to have filed any Forms D in connection with these offerings. Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR. Please file the required Forms D for any sales made in reliance on Regulation D after this date, or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formfiling.htm and http://www.sec.gov/info/smallbus/secg/formguide.htm.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Kristi Marrone (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3655.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David Wright, Esq.
         via facsimile (804) 788-8218